March 30, 2011
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20459

Re:	Copano Energy, L.L.C. Preliminary Proxy Statement on Schedule 14A Filed March 25, 2011 File No. 001-32329
Ladies and Gentlemen:
     This letter sets forth the response of Copano Energy, L.L.C. (the “Company”) to the comment letter dated March 29, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 25, 2011. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Proposal Five — Advisory Vote on the Frequency of the Advisory Vote on the Compensation of Our Named Executive Officers, page 55
Text of the Resolution to be Adopted, page 55
1. We note your resolution on page 55 regarding the advisory vote on the frequency of the advisory vote on the compensation of your named executive officers. As drafted, your resolution suggests that unitholders must either vote for or against the advisory vote being held every three years. Please revise your resolution on page 55 to clarify, as you do in the first paragraph on page 55, that unitholders may indicate whether the advisory vote should occur every one, two or three years, or may abstain from voting. Please note that we do not object to the Board making a recommendation, so long as all voting options available to the unitholders are clearly stated. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).
RESPONSE: The Company respectfully acknowledges the Staff’s comment and will replace the disclosure currently included in our Proxy Statement under the sub-heading “Text of the Resolution to be Adopted” with the following disclosure in our definitive Proxy Statement:

United States Securities and Exchange Commission
March 30, 2011

     You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.
     “RESOLVED, that an advisory “Say on Pay” vote of our unitholders to approve the compensation philosophy, policies and procedures and the compensation of the named executive officers, as disclosed in the proxy statement pursuant to the compensation disclosure rules of the SEC, including the CD&A, the Summary Compensation Table, and the other related tables and disclosures, shall be held at an annual meeting of unitholders, beginning with the 2011 Annual Meeting of Unitholders, (i) every three years, (ii) every two years, or (iii) every year.”
     In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this letter, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Sincerely, COPANO ENERGY, L.L.C.
By:	/s/ Douglas L. Lawing
	Name:	Douglas L. Lawing
	Title:	Executive Vice President, General Counsel and Secretary

cc:	Angela Teer Gillian Hobson